SEC
Mail Processing
Section
FEB 03 2022
Washington DC
413

SI N

22003105

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Honey Badger Investment Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Corporate Park Suite 410
(No. and Street)

Irvine	CA	92606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur E Raitano
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave	Northdige	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arthur E Raitano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Honey Badger Investment Securities, LLC, as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

KIM NGUYEN
Commission # 2289591
Notary Public - California
San Bernardino County
My Comm. Expires Jun. 19, 2023

State of CALIFORNIA
County of SAN BERNARDINO
Subscribed and sworn to (or affirmed) before me on this 28 day of JANUARY, 2022 by ARTHUR E. RAITANO proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public [signature]

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Honey Badger Investment Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Honey Badger Investment Securities, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in members' equity, changes in subordinated liabilities to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 25, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Honey Badger Investment Securities, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 32,107
Deposits with clearing broker	3,273,848
Secured demand notes	5,500,000
Investments, at market value	15,027,321
Property and equipment, net	970
Prepaid income tax	1,800
Other assets	9,320
Total Assets	$ 23,845,366

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 26,957
Due to clearing broker	17,103,876
Liabilities subordinated to the claims of general creditors	5,500,000
Total Liabilities	22,630,833
Members' Equity	
Members' Equity	1,214,533
Total Members' equity	1,214,533
Total Liabilities and Members' Equity	$ 23,845,366

The accompanying Notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Income

For the Year Ended December 31, 2021

Revenues	
Trading Gains & Losses	$ 288,679
Municipal Interest income	1,023,202
PPP loan forgiveness	45,667
Interest income	87,794
Total revenues	1,445,342
Expenses	
Employee Compensation & Benefits	261,247
Occupancy	26,435
Brokerage & Clearance fees	67,312
Communications	36,889
Interest expense	539,414
Other operating costs	43,083
Regulatory costs	16,119
Total expenses	990,499
Net income (loss) before income tax provision	454,843
Income tax provision	6,800
Net income (loss)	$ 448,043

The accompanying Notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Changes In Members' Equity
For The Year Ended December 31, 2021

	Members' Equity
Balance at December 31, 2020	$ 1,066,490
Capital Distributions	(300,000)
Net Income (Loss)	448,043
Balance at December 31, 2021	$1,214,533

The accompanying Notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Changes in Liabilities Subordinated
To the claims of General Creditors

For the Year Ended December 31, 2021

		Total
Balance at December 31, 2020	$	5,000,000
Increase: Issuance of subordinated notes		500,000
(Decrease):		-
Balance at December 31, 2021	$	5,500,000

The accompanying Notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flow from operating activities:		
Net income (loss)		$ 448,043
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 615	
PPP loan forgiveness	(45,667)	
(Increase) decrease in:		
Deposits with clearing broker	(1,397,599)	
Other Assets	3,228	
Investments at market value	1,429,601	
(Decrease) increase in:		
Accounts Payable and accrued expenses	(3,561)	
Due to clearing broker	(123,822)	
Total adjustments		(137,205)
Net cash provided by (used in) operating activities		310,838
Cash flow from investing activities:		
Purchase of property and equipment, net	(324)	
Net cash provided by (used in) investing activities		(324)
Cash flow from financing activities:		
Issuance of secured demand note	(500,000)	
Proceeds from liabilities subordinated to claims of general creditors	500,000	
Capital distributions	(300,000)	
Net cash provided by (used in) financing activities		(300,000)
Net increase (decrease) in cash		10,514
Cash at December 31, 2020		21,593
Cash at December 31, 2021		$ 32,107
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 539,414	
Income taxes	$ 6,800	

Non-Cash Activities:

The Company received a secured demand note of $500,000 and subordinated loans of $500,000. During the prior year, the Company received a PPP loan, which was then fully forgiven in the amount of $45,667

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Honey Badger Investment Securities, LLC (the "Company") was organized in the State of Delaware on April 13, 2016. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer. Substantially all its business consists of trading municipal securities in a principal capacity for its proprietary inventory position and providing execution services for its institutional accounts.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities owned by the Company are classified as trading securities and stated at their fair market value. Trading revenue consists of both realized and unrealized gains or losses on marketable securities. All securities transactions are recorded on a trade date basis. The Company recognizes interest income on municipal bonds for the period they carry them.

Property and equipment are stated at cost net of depreciation, computed using the straight-line method. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company is a lessee in a non-cancelable operating lease for office space subject that is not subject to ASC 842 due to the 1 year or less term of the lease.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: DEPOSIT WITH AND RECEIVABLE FROM CLEARING BROKER

Pursuant to the brokerage agreement with Hilltop Securities, Inc. ("Clearing Broker"), the Company introduces all its securities transactions to the clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balances at December 31, 2021 in these accounts totaled \$3,273,848 which included in the deposits at the clearing broker, \$101,305 which serves as collateral for securities transactions pursuant to the clearance agreement. These deposits with the clearing broker are listed in the Statement of Financial Condition. For the year end December 31, 2021 there were no receivables from clearing broker.

NOTE 3: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of municipal securities. As discussed in Note 1, these securities are classified as trading securities and stated at their fair market value. At December 31, 2021, these securities are carried at their fair market value of \$15,027,321 which is \$1,432,229 less than cost.

These investments were purchased on margin from the clearing broker. The Company is carrying a \$15,027,321 margin balance as due to clearing broker on the statement of financial condition at December 31, 2021.

NOTE 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax.

California Franchise Tax	$ 800
California LLC Fee	$6,000
Total	$6,800

The total income tax provision for the year ending December 31, 2021 is $6,800.

NOTE 5: PROPERTY AND EQUIPMENT, NET

Property and equipment, net is recorded net of accumulated as follows:

		Useful Life
P & E	7,837	3
Less: accumulated depreciation	(6,867)	
Property and equipment, net (P &E)	$ 970	

Depreciation expense for the year ended December 31, 2021 was $ 615.

NOTE 6: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

NOTE 6: FAIR VALUE MEASUREMENTS (Continued)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets				
Investments, at fair market value	$ -	$ 11,422,203	$3,605,118	$15,027,321
TOTALS	$ -	$ 11,422,203	$ 3,605,118	$15,027,321

The investments, at fair market value consist of municipal securities. The fair market value of these level investments held by the Company are recorded utilizing the pricing services of the Clearing Broker. The Clearing Broker uses these prices to determine the margin and buying power for the company.

The fair market value of these Level 2 investments held by the company are recorded utilizing the pricing services of the Clearing broker. The Clearing broker uses these prices to determine the margin and buying power for the company. Management considers municipal securities trading flat with no recent activity to be level 3 investments.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2021:

	Amounts
Beginning balance at December 31, 2020	$ 2,715,226
Unrealized gains and (losses)	-
Realized gains and (losses)	
Purchases, Issuances and Settlements	$889,892
Transfer In (Out)	-
Ending balance at December 31, 2021	$ 3,605,118

NOTE 7: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at December 31, 2021, are listed in the following:

	Amount
Subordinated note, due January 1, 2023	$1,975,000
Subordinated note, due January 1, 2023	$525,000
Subordinated note, due April 1, 2023	$1,000,000
Subordinated note, due May 1, 2023	$1,500,000
Subordinated note, due October 14, 2024	$500,000
Total	$5,500,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated Agreements contain an Extension of Maturity, "The Scheduled Maturity Date hereof in each year, without further action by either the Lender or Broker Dealer shall be extended an additional year, unless on or before the day thirteen months preceding the scheduled maturity date then in effect, the lender shall notify the broker dealer in writing, with a written copy to FINRA, that such scheduled maturity date shall not be extended." The broker dealer has not received such notice through the date the financial statements were available to be issued.

Interest is calculated on the notes due January 1, 2023 based on the high end of the Federal Funds Target Rate which was .25% from January 1, 2021 to December 31, 2021. Interest is calculated on the subordinated notes due April 1, 2023 and May 1, 2023 and October 14, 2024 at 1%. The firm paid a total of $32,520 in interest to the subordinated lenders.

NOTE 8: CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were more than the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company did not have the proper fidelity bond coverage as of December 31, 2021. As of January 20, 2022 the Company has restored the fidelity bond coverage to the proper level.

NOTE 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $2,006,167 which was $1,805,786 more than its required net capital of $200,381; and the Company's ratio of aggregate indebtedness ($3,005,715) to net capital was 1.5 to 1 which is less than the 15 to 1 maximum allowed.

NOTE: 12: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. Management has determined that these pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE: 13 GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2021 or during the year then ended.

NOTE: 14 SECURED DEMAND NOTES

The secured demand notes of $5,500,000 are collateralized with cash and municipal bonds whose fair market value is in excess of the value of the notes, which allows them to be treated as an allowable asset for net capital purposes. The secured demand notes at December 31, 2021 are collateralized by cash and municipal bonds valued net of haircuts at $6,023,576.

The collateral securing the demand notes is as follows:

Description	Fair Market Value	Value of Haircuts
Cash and marketable Securities	$6,381,190	$357,614

NOTE 15: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

NOTE 16: PPP LOAN FORGIVENESS

The Company received a PPP loan on April 13, 2020 in the amount of $45,677. As of April 27, 2021 the loan was legally forgiven and the company has included the income as PPP loan forgiveness on the Statement of Income for the year ended December 31, 2021.

Honey Badger Investment Securities, LLC

Schedule I- Computation of Net Capital
Pursuant to SEA Rule 15c3-1
December 31, 2021

Members' Equity December 31, 2021		1,214,533
Subordinated Loans Allowable for Net Capital		5,500,000
Total Members' Equity and Subordinated Loans		6,714,533
Non-allowable assets		(12,090)
Tentative Net Capital Before Haircuts		6,702,443
Required Haircuts & Related Charges		4,696,276
Net Capital		2,006,167
Minimum Net Capital Requirement		
6 2/3 percent of net aggregate Indebtedness	$ 200,381	
Minimum Dollar net capital required	$ 100,000	
Net Capital required; (greater of above)		200,381
Excess Net Capital		$ 1,805,786
Aggregate Indebtedness		$ 3,005,715
Ratio Net Capital to Aggregate Indebtedness		1.5 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Part IIa Form X-17A-5 report dated December 31, 2021.

See Report of Independent Registered Public Accounting Firm

Honey Badger Investment Securities, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Honey Badger Investment Securities, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Honey Badger Investment Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Honey Badger Investment Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Honey Badger Investment Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Honey Badger Investment Securities, LLC stated that Honey Badger Investment Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2021 without exception. Honey Badger Investment Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Honey Badger Investment Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Northridge, California
January 25, 2022

Honey Badger Investment Securities, LLC
30Corporate Park Suite 410
Irvine CA 92606
949-251-5000

Assertions Regarding Exemption Provisions

We, as members of management of Honey Badger Investment Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2021.

Honey Badger Investment Securities, LLC
By:

Arthur E. Raitano
Chief Financial Officer

Honey Badger Investment Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Members of Honey Badger Investment Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Honey Badger Investment Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Honey Badger Investment Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Honey Badger Investment Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Honey Badger Investment Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Honey Badger Investment Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
January 25, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Honey Badger Investment Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2021

		Amount
Total assessment	$	2,537
SIPC-6 general assessment Payment made on July 16 , 2021		(2,566)
Total assessment balance (overpayment carried forward)	$	(29)